Exhibit (n)(4)

Consent of Independent Auditor

We consent to the use in this Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 of PennantPark Investment Corporation, to be filed on or about April 12, 2019, of our report dated November 13, 2018 relating to the consolidated financial statements of Superior Digital Displays Holdings, Inc. and Subsidiaries as of September 30, 2018 and for the year then ended, which appears in this Registration Statement. Our report includes an emphasis of a matter paragraph regarding Superior Digital Displays Holdings, Inc. and Subsidiaries’ reliance on financing from a related party in order to meet its obligations. We also consent to the reference to our firm under the caption “Independent Auditor” in such Registration Statement.

/s/ EisnerAmper LLP

EISNERAMPER LLP

New York, New York

April 12, 2019